UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

04 JAN -5 AM 7:21

December 16, 2003

04012231

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

SUPPL

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

dlw 1/20

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ Holdings, Inc.
December 16, 2003

Securities Report

UFJ Bank Limited (wholly owned subsidiaries of UFJ Holdings, Inc.) and UFJ Holdings, Inc. filed the "Securities Report for the Fiscal Year Ended March 31, 2003", dated June 27, 2003 and "Securities Report for the Six Months Ended September 30, 2003", dated December 16, 2003, with Director of Tokai Local Finance Bureau and Kanto Local Finance Bureau respectively pursuant to Article 24-5 of the Securities and Exchange.